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                                                                      EXHIBIT 11



PRECISION CASTPARTS CORP. AND WYMAN-GORDON COMPANY ANNOUNCE AGREEMENT WITH FTC REGARDING TIMING AND EXTENSION OF TENDER OFFER FOR WYMAN-GORDON COMPANY COMMON STOCK

PORTLAND, Oregon and GRAFTON, Massachusetts - August 20, 1999 - Precision Castparts Corp. (NYSE:PCP) and Wyman-Gordon Company (NYSE:WYG) today announced that Precision Castparts Corp. has agreed with the Federal Trade Commission ("FTC") that it will not consummate the previously announced $20.00 per share cash tender offer by Precision Castparts Corp.'s subsidiary, WGC Acquisition Corp., for all outstanding shares of common stock of Wyman-Gordon Company until 10 calendar days after Precision Castparts Corp. has notified the FTC if its intent to complete the transaction. Precision Castparts Corp. has also agreed that it will not provide such notice until at least 3:00 p.m. Eastern Time on August 24, 1999. The agreement regarding timing is intended to provide additional time for Precision Castparts Corp. to negotiate with the FTC.

As a result, the expiration date of has been extended until midnight, New York City time, on Friday, September 10, 1999; provided, however, that if the applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") in respect of the tender offer is terminated prior to August 31, 1999, the expiration date of the tender offer will be the date which is ten business days immediately following public disclosure of the expiration or termination of the waiting period under the HSR Act. As of the August 20, approximately 21,873,878 shares of common stock of Wyman-Gordon Company had been tendered in the tender offer. This constitutes approximately 62.6% of Wyman-Gordon Company=s outstanding shares as of the commencement of the tender offer.

Precision Castparts Corp. is a worldwide manufacturer of complex metal components and products. Wyman-Gordon Company is a leader in forgings, investment castings, and composite structures.

Contacts:         Dwight Weber, Precision Castparts Corp. - 503-417-4855
                  Denis Poirier, Wyman-Gordon Company  - 508-839-8224